Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated April 6, 2015

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, April 6, 2015 – As a complement to the Market Announcement released on April 2, 2015, regarding the fire accident in part of Ultracargo’s terminal in Santos (in the state of São Paulo), Ultrapar Participações S.A. ("Ultrapar") hereby informs that, since the beginning of the event, specialized teams of the State Fire Department of São Paulo and fire brigades remain on the firefight, primarily cooling other surrounding tanks until the complete burn of the fuel present in the affected tanks. The fire reduced after the arrival of new equipment and materials since Saturday night, assigned by partner companies, including Petrobras, and participants of the Mutual Aid Plan ("MAP"). This morning, the flames remained in two of the six affected tanks.

Ultracargo has a total of 175 tanks at the terminal in Santos. The affected tanks have capacity of 5 thousand cubic meters and 6 thousand cubic meters, totaling 34 thousand cubic meters capacity, equivalent to 4% of Ultracargo’s total installed capacity. In 2014, Ultracargo accounted for 7% of assets, 5% of operating income and 0.05% of Ultrapar’s net revenue.

As reported in the financial statements for the fiscal year ended December 31, 2014, on Note 23 f, Ultrapar contracts insurance policies to cover various risks to which it is exposed.

Together with professionals from the Fire Department, authorities, partner companies and participants of the MAP, as well as the local communities, Ultracargo is undertaking all necessary efforts to address the event and minimize its impacts, and expresses its gratitude to the hard work of everyone involved.

André Covre

Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated April 6, 2015)